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Summarized Minutes of the Meeting of the Board of Directors

DATE AND TIME: On April 30, 2026, at 9:00 a.m.

CHAIR: Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen.

QUORUM: The totality of the elected members, with the attendance of Board members as permitted by item 6.7.1. of the Bylaws.

RESOLUTIONS UNANIMOUSLY ADOPTED:

Taking into consideration the resolutions of Stockholders in the Annual and Extraordinary General Stockholders' Meeting held on April 28, 2026 and after discussing the topics below, the Board members resolved:

BOARD OF OFFICERS

1) To set at 48 the number of seats on the Board of Officers for the annual term of office that will be effective until the investiture of the members elected at the Meeting of the Board of Directors to be held immediately after the Annual General Stockholders' Meeting of 2027, composed of the Chief Executive Officer and Member of the Executive Committee, 10 Officers and Members of the Executive Committee and 37 Officers.

2) **To reelect** MILTON MALUHY FILHO, ANDRÉ LUÍS TEIXEIRA RODRIGUES, CARLOS FERNANDO ROSSI CONSTANTINI, CARLOS ORESTES VANZO, FLÁVIO AUGUSTO AGUIAR DE SOUZA, GABRIEL AMADO DE MOURA, JOSÉ VIRGILIO VITA NETO, MATIAS GRANATA, PEDRO PAULO GIUBBINA LORENZINI, RICARDO RIBEIRO MANDACARU GUERRA, SERGIO GUILLINET FAJERMAN, ADRIANO CABRAL VOLPINI, ALBANO MANOEL ALMEIDA, ÁLVARO FELIPE RIZZI RODRIGUES, ANDRE BALESTRIN CESTARE, ANDRÉ MAURICIO GERALDES MARTINS, CRISTIANO GUIMARÃES DUARTE, DANIEL MENEZES SANTANA, DANIEL SPOSITO PASTORE, DANIELA PEREIRA BOTTAI, EMERSON MACEDO BORTOLOTO, ERIC ANDRÉ ALTAFIM, FELIPE PICCOLI AVERSA, FELIPE XAVIER MINHOTO TAMBELINI, FLAVIO RIBEIRO IGLESIAS, GUILHERME BARROS LEITE DE ALBUQUERQUE MARANHÃO, GUSTAVO LOPES RODRIGUES, JOSÉ GERALDO FRANCO ORTIZ JUNIOR, LINEU CARLOS FERRAZ DE ANDRADE, LUCIANA NICOLA, MAIRA BLINI DE CARVALHO, MARCIA KINSCH DE LIMA, MARIO NEWTON NAZARETH MIGUEL, MAYARA ARCI REZECK, PAULO SERGIO MIRON, PEDRO HENRIQUE MOREIRA RIBEIRO, RAFAEL VIETTI DA FONSECA, RENATO BARBOSA DO NASCIMENTO, RENATO LULIA JACOB,

ITAÚ UNIBANCO HOLDING S.A. | CNPJ 60.872.504/0001-23

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Summarized Minutes of the Meeting of the Board of Directors RICARDO NUNO DELGADO GONÇALVES, RITA RODRIGUES FERREIRA CARVALHO, RODRIGO ANDRÉ LEIRAS CARNEIRO, RUBENS FOGLI NETTO, TATIANA GRECCO and VINICIUS SANTANA, and to elect CARLOS EDUARDO DE ALMEIDA MAZZEI, NUNO FILIPE BONITO MONTEIRO and RENATO GIONGO VICHI, all of whom qualified below, for the annual term of office that will be effective until the investiture of the members elected at the Meeting of the Board of Directors to be held immediately after the Annual General Stockholders’ Meeting of 2027, with the Board of Officers thus being composed as follows: BOARD OF OFFICERS Chief Executive Officer and Member of the Executive Committee: MILTON MALUHY FILHO, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 27.462.284-1, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 252.026.488-80, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344- 902. Officers and Members of the Executive Committee: ANDRÉ LUÍS TEIXEIRA RODRIGUES, Brazilian, divorced, engineer, bearer of Identity Card (RG- SSP/SP) No. 35.318.961-3, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 799.914.406-15; CARLOS FERNANDO ROSSI CONSTANTINI, Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 23.943.904-11, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 166.945.868-76; CARLOS ORESTES VANZO, Brazilian, married, lawyer, bearer of Identity Card (RG-SSP/SP) No. 19.972.959-1, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 122.230.988-27; FLÁVIO AUGUSTO AGUIAR DE SOUZA, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 56.891.471-5, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 747.438.136-20;

Summarized Minutes of the Meeting of the Board of Directors GABRIEL AMADO DE MOURA, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 27.758.827-3, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 247.648.348-63; JOSÉ VIRGILIO VITA NETO, Brazilian, divorced, lawyer, bearer of Identity Card (RG-SSP/SP) No. 28.102.942-8, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 223.403.628-30; MATIAS GRANATA, Argentinean, married, with a bachelor's degree in economics, bearer of Alien Registration Card (RNE-CGPI/DIREX/DPF) No. V343726-G, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 228.724.568-56; PEDRO PAULO GIUBBINA LORENZINI, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 12.276.359-2, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 103.594.548-79; RICARDO RIBEIRO MANDACARU GUERRA, Brazilian, divorced, engineer, bearer of Identity Card (RG-SSP/SP) No. 7.982.129, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 176.040.328-85; and SERGIO GUILLINET FAJERMAN, Brazilian, married, with a bachelor's degree in economics, bearer of Identity Card (RG-SSP/RJ) No. 04.137.542-9, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 018.518.957-10, all of them domiciled in the city and state of São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902. Officers: ADRIANO CABRAL VOLPINI, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 22.346.052-7, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 162.572.558-21; ALBANO MANOEL ALMEIDA, Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 28.198.495-5, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No.286.052.458-40;

Summarized Minutes of the Meeting of the Board of Directors ÁLVARO FELIPE RIZZI RODRIGUES, Brazilian, in a common-law marriage, lawyer, bearer of Identity Card (RG-SSP/MG) No. M-6.087.593, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 166.644.028-07; ANDRE BALESTRIN CESTARE, Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 28.909.394-6, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 213.634.648-25; ANDRÉ MAURICIO GERALDES MARTINS, Brazilian, married, with a bachelor’s degree in economics, bearer of Identity Card (RG-SSP/SP) No. 20.370.022-3, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 276.540.908-03; CARLOS EDUARDO DE ALMEIDA MAZZEI, Brazilian, married, electric engineer, bearer of Identity Card (RG-SSP/SP) No. 26.503.576-4, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 223.863.918-76; CRISTIANO GUIMARÃES DUARTE, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 52.635.293-0, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 024.311.796-56; DANIEL MENEZES SANTANA, Brazilian, married, system analyst, bearer of Identity Card (RG- SSP/BA) No. 07.140.410-41, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 008.752.405-85; DANIEL SPOSITO PASTORE, Brazilian, married, lawyer, bearer of Identity Card (RG-SSP/SP) No. 26.744.689-5, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 283.484.258-29; DANIELA PEREIRA BOTTAI, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 15.834.790-0, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 142.407.238-76; EMERSON MACEDO BORTOLOTO, Brazilian, married, data processing technologist, bearer of Identity Card (RG-SSP/SP) No. 22.587.899-9, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 186.130.758-60;

Summarized Minutes of the Meeting of the Board of Directors ERIC ANDRÉ ALTAFIM, Brazilian, married, business administrator, bearer of Identity Card (RG- SSP/SP) No. 26.721.318-9, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 273.383.788-51; FELIPE PICCOLI AVERSA, Brazilian, married, with a bachelor's degree in economics, bearer of Identity Card (RG-SSP/SP) No. 33.840.960-9, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 318.323.548-06; FELIPE XAVIER MINHOTO TAMBELINI, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 45.973.385-0, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 325.271.438-81; FLAVIO RIBEIRO IGLESIAS, Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) 27.560.603-X, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No 260.111.178-05; GUILHERME BARROS LEITE DE ALBUQUERQUE MARANHÃO, Brazilian, married, bank employee, bearer of Identity Card (RG-SSP/SP) No. 27.759.654-3, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 223.105.878-26; GUSTAVO LOPES RODRIGUES, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 29.460.496-0, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 219.738.878-94; JOSÉ GERALDO FRANCO ORTIZ JUNIOR, Brazilian, married, lawyer, bearer of Identity Card (RG- SSP/SP) No. 32.903.067-X, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 290.270.568-97; LINEU CARLOS FERRAZ DE ANDRADE, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 02.112.992-2, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 105.260.778-08; LUCIANA NICOLA, Brazilian, divorced, bank employee, bearer of Identity Card (RG-SSP/SP) No. 29.629.386-6, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 270.049.978-63;

Summarized Minutes of the Meeting of the Board of Directors MAIRA BLINI DE CARVALHO, Brazilian, married, lawyer, bearer of Identity Card (RG-SSP/SP) No. 33.571.737-8, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 327.908.828-35; MARCIA KINSCH DE LIMA, Brazilian, married, bank employee, bearer of Identity Card (RG- SSP/MG) No. 6672432, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 956.038.326-49; MARIO NEWTON NAZARETH MIGUEL, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 29.362.315-6, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 216.756.218-70; MAYARA ARCI REZECK, Brazilian, divorced, bank employee, bearer of Identity Card (RG- SSP/MG) No. 12.516.485, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 079.433.926-39; NUNO FILIPE BONITO MONTEIRO, Portuguese, in a common-law marriage, with a bachelor’s degree in economics, bearer of Alien Registration Card (RNE-CGPI/DIREX/DPF) No. V855893-K, and enrolled with the Individual Taxpayer’s Registry (CPF) No. 235.330.028-61; PAULO SERGIO MIRON, Brazilian, married, with a bachelor's degree in economics, bearer of Identity Card (RG-SSP/SP) No. 16.191.136-5, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 076.444.278-30; PEDRO HENRIQUE MOREIRA RIBEIRO, Brazilian, in a common-law marriage, lawyer, bearer of Identity Card (RG-SSP/RJ) No. 36.154.000-0, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 287.908.168-89; RAFAEL VIETTI DA FONSECA, Brazilian, married, lawyer, bearer of Identity Card (RG-SSP/SP) No. 34.646.056-6, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 223.949.378-07; RENATO BARBOSA DO NASCIMENTO, Brazilian, married, accountant, bearer of Identity Card (RG-SSP/SP) No. 21.582.888-4, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 161.373.518-90;

Summarized Minutes of the Meeting of the Board of Directors RENATO GIONGO VICHI, Brazilian, married, engineer, bearer of Identity Card (RG-SSP/SP) No. 245368693, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 286.036.758-64; RENATO LULIA JACOB, Brazilian, married, bank employee, bearer of Identity Card (RG-SSP/SP) No. 13.598.470-1, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 118.058.578-00; RICARDO NUNO DELGADO GONÇALVES, Portuguese, divorced, business administrator, bearer of Alien Registration Card (RNE-CGPI/DIREX/DPF) No. W613015-1, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 251.863.858-08; RITA RODRIGUES FERREIRA CARVALHO, Brazilian, married, actuary, bearer of Identity Card (RG-IFP/RJ) No. 10.047.290-1, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 037.511.527-76; RODRIGO ANDRE LEIRAS CARNEIRO, Brazilian, married, with a bachelor's degree in economics, bearer of Identity Card (RG-IFP-RJ) No. 09.685.506-9, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 070.227.907-28; RUBENS FOGLI NETTO, Brazilian, married, business administrator, bearer of Identity Card (RG- SSP/SP) No. 16.775.917-6, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 255.989.658-36; TATIANA GRECCO, Brazilian, married, civil construction technologist, bearer of Identity Card (RG-SSP/SP) No. 22.539.046-2, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 167.629.258-63; and VINICIUS SANTANA, Brazilian, married, mathematician, bearer of Identity Card (RG-SSP/SP) No. 30.974.516-0, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 286.045.658-92, all of them domiciled in the city and state of São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902.

Summarized Minutes of the Meeting of the Board of Directors 3) To register (i) the submission of the documents supporting compliance with prior eligibility conditions provided for in Articles 146 and 147 of Law No. 6,404/76 and regulations in effect, particularly Resolution No. 4,970/21 of the National Monetary Council (“CMN”) and Attachment K of Resolution No. 80/22 of the Brazilian Securities and Exchange Commission (“CVM”), including clearance certificates, and all these documents were filed at the Company’s head office; and (ii) that the investiture of the elected members will be formalized as soon as their elections are ratified by the Central Bank of Brazil (“BACEN” or “BCB”). 4) With respect to the Committees reporting to the Board of Directors, to establish the following compositions for the next annual term of office that will be effective until the investiture of those elected by the first Meeting of the Board of Directors held immediately after the Annual General Stockholders’ Meeting of 2027: AUDIT COMMITTEE (i) To reelect ALEXANDRE DE BARROS, FERNANDO BARÇANTE TOSTES MALTA, LUCIANA PIRES DIAS, MARIA ELENA CARDOSO FIGUEIRA, and MARIA HELENA DOS SANTOS FERNANDES DE SANTANA, all qualified below; (ii) To elect ANTONIO FRANCISCO DE LIMA NETO, qualified below; (iii) To establish the following composition of the Audit Committee: Chairwoman: MARIA HELENA DOS SANTOS FERNANDES DE SANTANA, Brazilian, married, with a bachelor’s degree in economics, bearer of Identity Card (RG-SSP/SP) No. 6.578.061-9, and enrolled with Individual Taxpayer’s Registry (CPF) under the No. 036.221.618-50, domiciled in the city and state of São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902. Members: ALEXANDRE DE BARROS, Brazilian, married, engineer, bearer of Identity Card (RG- SSP/SP) No. 6.877.956-2, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 040.036.688-63; ANTONIO FRANCISCO DE LIMA NETO, Brazilian, married, with a bachelor’s degree in economics, bearer of Identity Card (RG-SSP/CE) No. 64.681.760-7, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 231.877.943-00; FERNANDO BARÇANTE TOSTES MALTA, Brazilian, in a common-law marriage, system analyst, bearer of Identity Card (RG-IFP/RJ) No.

Summarized Minutes of the Meeting of the Board of Directors 07.292.860-9, and enrolled with the Individual Taxpayer’s Registry (CPF) under the No. 992.648.037-34; LUCIANA PIRES DIAS, Brazilian, in a common-law marriage, lawyer, bearer of Identity card (RG-SSP/SP) No. 26.180.321-9, and enrolled with the Individual taxpayer’s Registry (CPF) under No. 251.151.348-02; and MARIA ELENA CARDOSO FIGUEIRA, Brazilian, divorced, with a bachelor’s degree in economics, bearer of Identity Card (RG-Detran/RJ) No. 06.999.925- 8, and enrolled with the Individual Taxpayer’s Registry (CPF) under No. 013.908.247-64, all of them domiciled in the city and state of São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902. (iv) To register the submission by the members of the Audit Committee of the documents supporting compliance with prior eligibility conditions provided for in Articles 146 and 147 of Law No. 6,404/76 and in regulations in effect, particularly CMN Resolutions No. 4,970/21 and No. 4,910/21, which are filed at the Company’s head office, and that the investiture of the elected members will be formalized as soon as their elections are ratified by BACEN; and (v) To register that MARIA ELENA CARDOSO FIGUEIRA is the Audit Committee’s member of the Itaú Unibanco Conglomerate who has proven knowledge in the accounting and auditing fields (financial expert). STRATEGY COMMITTEE Chairman: ROBERTO EGYDIO SETUBAL, Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/SP) No. 4.548.549-5, and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 007.738.228-52, domiciled in the city and state of São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; Members: JOÃO MOREIRA SALLES, Brazilian, married, with a bachelor’s degree in economics, bearer of the Identity Card (RG-SSP/SP) No. 33.180.899-7, and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 295.520.008-58; MARCOS MARINHO LUTZ, Brazilian, married, marine engineer, bearer of the Identity Card (RG-SSP/SP) No. 15.649.492-9, and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 147.274.178-12; RICARDO VILLELA MARINO, Brazilian, married, engineer, bearer of the Identity Card (RG-SSP/SP) No. 15.111.115-7, and enrolled with the Brazilian Taxpayer’s Registry (CPF) under the No. 252.398.288- 90, all of them domiciled in the city and state of São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344- 902.

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Summarized Minutes of the Meeting of the Board of Directors

RISK AND CAPITAL MANAGEMENT COMMITTEE

Chairman: PEDRO LUIZ BODIN DE MORAES, Brazilian, married, with a bachelor's degree in economics, bearer of Identity Card (RG-IFP/RJ) No. 03.733.122-0, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 548.346.867-87, domiciled in the city and state of São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902.

Members: CANDIDO BOTELHO BRACHER, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 10.266.958-2, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 039.690.188-38, domiciled in the city and state of São Paulo at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; and **ROBERTO EGYDIO SETUBAL**, already qualified above.

NOMINATION AND CORPORATE GOVERNANCE COMMITTEE

Chairman: CANDIDO BOTELHO BRACHER, already qualified above.

Members: ALFREDO EGYDIO SETUBAL, Brazilian, married, business administrator, bearer of the Brazilian Identity Card (RG-SSP/SP) No. 6.045.777-6, and enrolled with the Brazilian Taxpayer's Registry (CPF) under the No. 014.414.218-07; **ANA LÚCIA DE MATTOS BARRETTO VILLELA**, Brazilian, married, teacher, bearer of the Brazilian Identity Card (RG-SSP/SP) No. 13.861.521-4, and enrolled with the Brazilian Taxpayer's Registry (CPF) under the No. 066.530.828-06, both domiciled in the city and state of São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; **JOÃO MOREIRA SALLES**; and **PEDRO LUIZ BODIN DE MORAES**, both already qualified above.

COMMITTEE OF RELATED PARTIES

Chairwoman: MARIA HELENA DOS SANTOS FERNANDES DE SANTANA, already qualified above.

Members: CANDIDO BOTELHO BRACHER; and **PEDRO LUIZ BODIN DE MORAES**, both already qualified above.

ITAÚ UNIBANCO HOLDING S.A. | CNPJ 60.872.504/0001-23

Investor Relations +55 11 2794 3547 ri@itau-unibanco.com.br itau.com.br/relacoes-com-investidores/en/

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Summarized Minutes of the Meeting of the Board of Directors

PERSONNEL COMMITTEE

Chairman: PAULO ANTUNES VERAS, Brazilian, in a common-law marriage, engineer, bearer of Identity Card (RG-SSP/SP) No. 12.856.600-0, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 179.984.168-58, domiciled in the city and state of São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902.

Members: ALFREDO EGYDIO SETUBAL; **ANA LÚCIA DE MATTOS BARRETTO VILLELA**, **CANDIDO BOTELHO BRACHER**, already qualified above; **CESAR NIVALDO GON**, Brazilian, married, businessman, bearer of Identity Card (RG-SSP/SP) No. 19.772.487-5, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 154.974.508-57, domiciled in the city and state of São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902.

COMPENSATION COMMITTEE

Chairman: ROBERTO EGYDIO SETUBAL, already qualified above.

Members: GERALDO JOSÉ CARBONE (non-management member), Brazilian, married, with a bachelor's degree in economics, bearer of Identity Card (RG-SSP/SP) No. 8.534.857-0, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 952.589.818-00, domiciled in the city and state of São Paulo (SP) at Rua do Rocio, 84, 10º andar, Vila Olímpia, CEP 04552-000; **CANDIDO BOTELHO BRACHER**; and **JOÃO MOREIRA SALLES**, both already qualified above.

ENVIRONMENTAL, SOCIAL AND CLIMATE RESPONSIBILITY COMMITTEE

Chairman: ALFREDO EGYDIO SETUBAL, already qualified above.

Members: ANA LÚCIA DE MATTOS BARRETTO VILLELA; **CANDIDO BOTELHO BRACHER**; and **PAULO ANTUNES VERAS**, all of whom already qualified above.

CUSTOMER EXPERIENCE COMMITTEE

Chairman: CESAR NIVALDO GON, already qualified above;

ITAÚ UNIBANCO HOLDING S.A. | CNPJ 60.872.504/0001-23

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Summarized Minutes of the Meeting of the Board of Directors

Members: FABRÍCIO BLOISI ROCHA, Brazilian, married, businessman, bearer of Identity Card (RG-SSP/BA) No. 800.7321-20, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 263.679.838-21, domiciled at Gustav Mahlerplein 5, NL-1082 MS Amsterdam, Netherlands; **MILTON MALUHY FILHO**, Brazilian, married, business administrator, bearer of Identity Card (RG-SSP/SP) No. 27.462.284-1, and enrolled with the Individual Taxpayer's Registry (CPF) under the No. 252.026.488-80, domiciled in the city and state of São Paulo (SP) at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco, Parque Jabaquara, CEP 04344-902; **PAULO ANTUNES VERAS**; and **ROBERTO EGYDIO SETUBAL**, both already qualified above.

CLOSING: Once the work was completed, Álvaro Felipe Rizzi Rodrigues, secretary to the Board, drafted these minutes and, after they were read and approved by all, they were signed by the meeting attendees. São Paulo (SP), April 30, 2026. (undersigned) Pedro Moreira Salles and Roberto Egydio Setubal – Co-chairmen; Ricardo Villela Marino - Vice-Chairman; Alfredo Egydio Setubal, Ana Lúcia de Mattos Barretto Villela, Candido Botelho Bracher, Cesar Nivaldo Gon, Fabrício Bloisi Rocha, João Moreira Salles, Marcos Marinho Lutz, Maria Helena dos Santos Fernandes de Santana, Paulo Antunes Veras and Pedro Luiz Bodin de Moraes – Board members.

GUSTAVO LOPES RODRIGUES

Investor Relations Officer

ITAÚ UNIBANCO HOLDING S.A. | CNPJ 60.872.504/0001-23

Investor Relations +55 11 2794 3547 ri@itau-unibanco.com.br itau.com.br/relacoes-com-investidores/en/